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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2009

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. AEterna Zentaris Reports Fourth Quarter and Full-Year 2008 Financial and Operating Results

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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aezsinc.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS REPORTS FOURTH QUARTER AND FULL-YEAR 2008 FINANCIAL AND OPERATING RESULTS

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, MARCH 11, 2009 - AEterna Zentaris Inc. (NASDAQ: AEZS, TSX:
AEZ) ("the Company"), a global biopharmaceutical company focused on endocrinology and oncology, today reported financial and operating results for the fourth quarter and the full year ended December 31, 2008.

2008 HIGHLIGHTS

     -    February
            - First patients treated with AEZS-108 for a Phase 2 trial in advanced ovarian and endometrial cancers.

     -    March
            - Patient dosing commenced with cetrorelix in the second efficacy study of the Phase 3 program in benign prostatic hyperplasia ("BPH").
            - Completion of the sale to Paladin Labs of the marketed product, Impavido(R) (miltefosine), for approximately $9.2 million.

     -    April
            - Appointment of Juergen Ernst, as Interim President and CEO, the Company's Chairman of the Board at the time, following the departure of our former President and CEO;
            - Completion of patient recruitment for the first efficacy study of the Phase 3 program in BPH with cetrorelix.

     -    May
            - First patients treated with cetrorelix for the safety trial of the Phase 3 program in BPH.

     -    June
            - Completion of the sale of the Company's Quebec City property for a purchase price of $7.1 million.

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                                                         [AETERNA ZENTARIS LOGO]

     -    September
            - Appointment of Juergen Engel, Ph.D., as Company President and CEO, succeeding Juergen Ernst who, at the same time, was appointed as Executive Chairman of the Company.

     -    October and November
            -     Completion of patient recruitment for the second efficacy
                  trial of the Phase 3 program with cetrorelix in BPH.
            -     Initiation of the second stage of patient recruitment for
                  AEZS-108 Phase 2 trial in advanced ovarian and endometrial cancers.

     -    December
            - Sale of AEterna Zentaris rights to royalties on future sales of Cetrotide(R), covered by the Company's license agreement with Merck Serono, to Cowen Healthcare Royalty Partners L.P. ("Cowen") for gross consideration of $52.5 million.
            - Completion of patient recruitment for the safety trial of the Phase 3 program in BPH with cetrorelix.
            - Appointment of Matthias Seeber, MBA, as Company Senior Vice President, Administration and Legal Affairs.

     -    Subsequent to year end
            - The Company entered into a development, commercialization and license agreement with sanofi-aventis for the development, registration and marketing of cetrorelix in BPH for the United States market. The agreement includes an initial upfront payment of $30 million and up to $135 million in additional payments upon achieving certain pre-established regulatory and commercial milestones, as well as escalating double-digit royalties on future net sales of cetrorelix for BPH in the United States.

Juergen Engel, Ph. D., AEterna Zentaris' President and Chief Executive Officer commented, "I am proud of our achievements of the past 12 months. At the financial level, we generated nearly $100 million in 2008 and in the first few months of 2009, through multiple non-dilutive transactions and a major pharmaceutical partnership with sanofi-aventis for our lead compound, cetrorelix. At the drug development level, we completed the recruitment of over 1,600 patients for our Phase 3 program in BPH with cetrorelix, according to schedule. We now look forward to disclosing results of this program throughout the second half of 2009. We also made significant progress with our lead oncology compound, AEZS-108, in endometrial and ovarian cancer with results expected by the end of this year.

Moving forward, we will continue to concentrate our efforts on bringing cetrorelix closer to market in collaboration with our partner, sanofi-aventis. We believe that this compound could prove to be a novel treatment for the benefit of millions of men with BPH and also build value for our shareholders."

Dennis Turpin, Senior Vice President and Chief Financial Officer of AEterna Zentaris added, "The non-dilutive transactions and the recent partnership with sanofi-aventis have provided the Company with an overall stronger financial position and with the necessary funds to pursue our growth strategy."

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                                                         [AETERNA ZENTARIS LOGO]

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2008

CONSOLIDATED REVENUES were $7.2 million for the quarter ended December 31, 2008, compared to $10.2 million for the same quarter in 2007. The decrease in revenues is primarily due to lower quarter-over-quarter royalties related to our license agreement with Merck Serono. Subsequent to the sale of the Company's rights to royalties on future sales of Cetrotide(R), covered by the Company's license agreement with Merck Serono, to Cowen, which was effective, for royalty determination purposes, on October 1, 2008, our periodic amortization of the gross proceeds received from Cowen, while still recognized as royalty revenues, has been lower than the royalty revenues recognized in the past, as receivable directly from Merck Serono. Additionally, quarter-over-quarter sales and royalties decreased due to the absence of sales of Impavido(R) in the fourth quarter of 2008, while license revenues witnessed a decrease due to the non-recurrence in 2008 of milestone payments received from one of our partners, related to the perifosine Phase 2 trials.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES were $3.0 million for the quarter ended December 31, 2008, compared to $5.1 million for the same quarter in 2007. The decrease in SG&A expenses is mainly related to the continued results of cost-saving measures that were implemented beginning in the second quarter of 2008.

CONSOLIDATED RESEARCH AND DEVELOPMENT ("R&D") EXPENSES were $12.3 million for the quarter ended December 31, 2008, compared to $13.6 million for the same quarter in 2007. The decrease in R&D expenses primarily relates to the comparative reduction in expenses incurred in connection with our Phase 3 program with cetrorelix in BPH, which by the fourth quarter of 2008 was fully enrolled and less subject to larger front-end expenditures that were necessary in the earlier, fourth quarter 2007 stage of the program.

CONSOLIDATED NET LOSS was $14.5 million, or $0.27 per basic and diluted share for the quarter ended December 31, 2008, compared to $13.6 million, or $0.26 per basic and diluted share, for the same quarter in 2007. The increase in consolidated net loss is largely attributable to a combination of lower sales and royalties, lower license fee revenues, lower manufacturing margins on Cetrotide(R) due in part to a $0.7 million write-down to net realizable value of certain components of inventory, as well as to higher amortization expense, partly offset by lower quarter-over-quarter SG&A expenses, higher net foreign exchange gains and lower income tax expense.

CONSOLIDATED CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS were $49.7 million as at December 31, 2008.

CONSOLIDATED RESULTS FOR THE FULL YEAR ENDED DECEMBER 31, 2008

CONSOLIDATED REVENUES were $38.5 million for the year ended December 31, 2008, compared to $42.1 million for the year ended December 31, 2007. The decrease in consolidated revenues in 2008 compared to 2007 is primarily related to lower sales of Impavido(R), a decrease in consolidated license fee revenues mainly attributable to non-recurring milestone payments and the termination of a partner licensing agreement in 2007, partly offset by an increase in sales of Cetrotide(R).

CONSOLIDATED SG&A EXPENSES decreased to $17.3 million for the year ended December 31, 2008, compared to $20.4 million for the year ended December 31, 2007. The decrease in SG&A expenses is primarily related to the organizational changes and cost-saving measures that were implemented beginning in the second quarter of 2008.

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                                                         [AETERNA ZENTARIS LOGO]

CONSOLIDATED R&D COSTS were $57.4 million for the year ended December 31, 2008, compared to $39.2 million for the year ended December 31, 2007. The increase in consolidated R&D costs for the year 2008 compared to 2007 is mainly attributable to the advancement of our Phase 3 program with our lead compound, cetrorelix, in BPH.

CONSOLIDATED NET LOSS was $59.8 million, or $1.12 per basic and diluted share, for the year ended December 31, 2008, compared to $32.3 million, or $0.61 per basic and diluted share, for the year ended December 31, 2007. The increase in consolidated net loss is attributable to a combination of lower license fee revenues, lower manufacturing margins, higher R&D costs, higher depreciation and amortization and higher income tax expense, partly offset by lower SG&A expenses and higher net foreign exchange gains.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Wednesday, March 11, 2009, to discuss fourth quarter and full-year 2008 results. Individuals interested in participating in the live conference call by telephone may dial 416-646-3095, 514-807-8791 or 800-814-4859, or may listen through the Internet at www.aezsinc.com. A replay will be available on the Company's website for 30 days following the live event.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at www.aezsinc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements, and we disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested to do so by a governmental authority or applicable law.

INVESTOR RELATIONS
Ginette Vallieres
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com

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                                                         [AETERNA ZENTARIS LOGO]

MEDIA RELATIONS
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

ATTACHMENT: Financial summary

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                                                         [AETERNA ZENTARIS LOGO]

CONSOLIDATED RESULTS OF OPERATIONS
(UNAUDITED)

                                               QUARTERS ENDED                   YEARS ENDED
                                                 DECEMBER 31,                   DECEMBER 31,
-----------------------------------------------------------------------------------------------------------
(in thousands, except per share data)         2008        2007          2008        2007         2006
===========================================================================================================
                                                $           $             $           $            $
REVENUES
      Sales and royalties                      4,640        6,435       29,462       28,825       25,123
      License fees                             2,092        3,705        8,504       12,843       13,652
      Other                                      512          100          512          400           24
-----------------------------------------------------------------------------------------------------------
                                               7,244       10,240       38,478       42,068       38,799
-----------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                  4,930        3,255       19,278       12,930       11,270
Selling, general and administrative
expenses                                       3,038        5,146       17,325       20,403       16,478
Research and development costs                12,328       13,574       57,448       39,248       27,422
R&D tax credits and grants                     (137)      (1,941)        (343)      (2,060)      (1,564)
Depreciation and amortization
      Property, plant and equipment              316          378        1,515        1,562        2,816
      Intangible assets                        3,084          757        5,639        4,004        6,148
Impairment of long-lived asset held for
sale                                               -          735            -          735            -
-----------------------------------------------------------------------------------------------------------
                                              23,559       21,904      100,862       76,822       62,570
-----------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                        (16,315)     (11,664)     (62,384)     (34,754)     (23,771)
-----------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
Interest income                                  131          535          868        1,904        1,441
Interest expense                                (50)         (23)        (118)         (85)      (1,433)
Foreign exchange gain (loss)                   2,642        (269)        3,071      (1,035)          319
Other                                             46         (27)         (79)         (28)          409
-----------------------------------------------------------------------------------------------------------
                                               2,769          216        3,742          756          736
-----------------------------------------------------------------------------------------------------------
SHARE IN THE RESULTS OF AN AFFILIATED
COMPANY                                            -            -            -            -        1,575
-----------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES FROM
CONTINUING OPERATIONS                       (13,546)     (11,448)     (58,642)     (33,998)     (21,460)
INCOME TAX (EXPENSE) RECOVERY                  (947)      (2,406)      (1,175)        1,961       29,037
-----------------------------------------------------------------------------------------------------------
NET (LOSS) EARNINGS FROM CONTINUING
OPERATIONS                                  (14,493)     (13,854)     (59,817)     (32,037)        7,577

NET (LOSS) EARNINGS FROM DISCONTINUED
OPERATIONS                                         -          218            -        (259)       25,813
===========================================================================================================
NET (LOSS) EARNINGS FOR THE PERIOD          (14,493)     (13,636)     (59,817)     (32,296)       33,390
===========================================================================================================

NET (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS
    BASIC                                     (0.27)       (0.26)       (1.12)       (0.61)         0.14
    DILUTED                                   (0.27)       (0.26)       (1.12)       (0.61)         0.14
NET (LOSS) EARNINGS PER SHARE FROM
DISCONTINUED OPERATIONS
    BASIC                                          -            -            -            -         0.50
    DILUTED                                        -            -            -            -         0.48
NET (LOSS) EARNINGS PER SHARE
    BASIC                                     (0.27)       (0.26)       (1.12)       (0.61)         0.64
    DILUTED                                   (0.27)       (0.26)       (1.12)       (0.61)         0.62

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                                                         [AETERNA ZENTARIS LOGO]

CONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

                                                          AS AT DECEMBER 31,
-----------------------------------------------------------------------------------
(in thousands)                                      2008       2007       2006
===================================================================================
                                                      $          $          $
Cash and cash equivalents                           49,226     10,272      8,939
Short-term investments                                 493     31,115     51,550
Accounts receivable and other current assets        12,005     18,193     41,234
Property, plant and equipment, net                   6,682      7,460     13,001
Other long-term assets                              39,936     56,323    108,767
-----------------------------------------------------------------------------------
TOTAL ASSETS                                       108,342    123,363    223,491
===================================================================================

Accounts payable and other current liabilities      22,121     21,480     15,624
Current portion of long-term debt and payable           49        775        686
Long-term debt and payable                             172          -        687
Non-financial long-term liabilities                 64,525     12,517     27,615
-----------------------------------------------------------------------------------
TOTAL LIABILITIES                                   86,867     34,772     44,612
SHAREHOLDERS' EQUITY                                21,475     88,591    178,879
-----------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         108,342    123,363    223,491
===================================================================================

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           AETERNA ZENTARIS INC.


Date:  March 11, 2009      By: /s/Dennis Turpin
---------------------          -------------------------------------------------
                               Dennis Turpin
                               Senior Vice President and Chief Financial Officer